UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

7.625% CONTINGENT CONVERTIBLE SENIOR NOTES DUE 2027

(Title of Class of Securities)

014485AB2

(CUSIP Numbers of Class of Securities)

Joseph W. Pooler, Jr.

Chief Financial Officer

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104-2868

(215) 701-9555

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, PA 19103-4196

(215) 979-1206

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,217,096.61	$2,231.10

*

The transaction value is estimated solely for the purposes of calculating the amount of the filing fee and is based on the book value of the Old Notes computed as of the latest practicable date, and assumes the exchange of all $19,506,000 aggregate principal par amount outstanding of the 7.625% Contingent Convertible Senior Notes due 2027.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory #5 for fiscal year 2011, and equals $116.10 per $1,000,000 of the value of the transaction: ($19,217,096.61).

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:

   Form or Registration No.:

   Filing Party:

   Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule	13e-4(i) (Cross-Border Issuer Tender Offer).

☐ Rule	14d-l(d) (Cross-Border Third Party Tender Offer).

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Institutional Financial Markets, Inc., a Maryland corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer (the “Exchange Offer”) by the Company to exchange any and all of its outstanding 7.625% Contingent Convertible Senior Notes due 2027, CUSIP No. 014485AB2 (the “Old Notes”), for a new series of 10.50% Contingent Convertible Senior Notes due 2027, CUSIP No. 45779LAA5 (the “New Notes”), in an amount equal to $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes tendered. As of the date hereof, $19,506,000 aggregate principal par amount of the Old Notes is outstanding. There is no minimum aggregate principal amount of Old Notes required to be tendered for the Exchange Offer to be consummated.

The Exchange Offer shall commence on Monday, June 20, 2011 and shall expire at 5:00 p.m., New York City time, on Tuesday, July 19, 2011 (the “Expiration Date”) unless extended or earlier terminated by the Company.

The Exchange Offer is made upon the terms and subject to the conditions described in the exchange offer circular (the “Exchange Offer Circular”) dated June 20, 2011, and the accompanying Letter of Transmittal. The Exchange Offer Circular and the accompanying Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto and incorporated herein by reference. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended, and is contingent upon the satisfaction of certain customary conditions.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and 13e-4(c)(2) promulgated under the Exchange Act. To the extent noted, information set forth in the Exchange Offer Circular is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1. Summary	Term Sheet.

The information in the Exchange Offer Circular under the headings “Summary Term Sheet and Questions and Answers About the Exchange Offer” is incorporated herein by reference.

Item 2. Subject	Company Information.

(a) Name and Address. The name of the issuer is Institutional Financial Markets, Inc. The address of the Company’s principal executive offices is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2868, and the Company’s telephone number is (215) 701-9555.

(b) Securities. The subject class of securities is the Company’s 7.625% Contingent Convertible Senior Notes due 2027, defined herein as the Old Notes. As of the date hereof, there is $19,506,000 aggregate principal par amount of Old Notes outstanding.

(c) Trading Market and Price. The Old Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers engage in transactions in the Old Notes and report the sales prices of such transactions. Upon the occurrence of certain circumstances holders may convert the Old Notes into cash and, if applicable, shares of our common stock at an initial conversion price per share of $116.37, which represents a conversion rate of approximately 8.5933 shares of common stock per $1,000 principal amount of the Old Notes. Our common stock is listed on the NYSE Amex LLC under the symbol “IFMI.” The information in the Exchange Offer Circular under the heading “Price Range of Common Stock” is incorporated herein by reference.

Item 3. Identity	and Background of Filing Person.

(a) Name and Address. The filing person is the Company. The information set forth in response to Item 2(a) above is incorporated herein by reference in response to this Item.

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers as of the date hereof. The address and telephone number of each director and executive officer is c/o Institutional Financial Markets, Inc., Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2868, (215) 701-9555.

Name	Position
Walter T. Beach	Director
Rodney E. Bennett	Director
Daniel G. Cohen	Chairman of the Board, Chief Executive Officer and Chief Investment Officer
Thomas Costello	Director
G. Steven Dawson	Director
Joseph M. Donovan	Director
Jack Haraburda	Director
Douglas Listman	Chief Accounting Officer and Assistant Treasurer
Joseph W. Pooler, Jr.	Executive Vice President, Chief Financial Officer and Treasurer
Christopher Ricciardi	President
Neil S. Subin	Director
Lance Ullom	Director
Charles W. Wolcott	Director

Item 4. Terms	of the Transaction.

(a) Material Terms. The information in the Exchange Offer Circular under the headings “Summary Term Sheet and Questions and Answers About the Exchange Offer,” “Summary of the Exchange Offer,” “The Exchange Offer,” “Description of the New Notes” and “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases. None of the Company’s officers, directors or affiliates own any of the Old Notes and, therefore, no Old Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5. Past	Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Exchange Offer Circular in the sections entitled “The Exchange Offer,” “Description of the New Notes,” “Description of Capital Stock,” “Exchange Agent and Information Agent and Financial Advisor,” and in the Letter of Transmittal, and the documents and information referred to in the section entitled “Incorporation by Reference” are incorporated herein by reference. The Company has entered into the following agreements in connection with the Old Notes:

(1)	Indenture, dated as of May 15, 2007, by and between the Company and U.S. Bank National Association, as Trustee.

(2)	Form of 7.625% Contingent Convertible Senior Notes due 2027.

(3)	Registration Rights Agreement, dated as of May 15, 2007, by and between the Company and RBC Capital Markets Corporation.

(4)	Purchase Agreement, dated as of May 9, 2007, by and between the Company and RBC Capital Markets Corporation.

Item 6. Purposes	of the Transaction and Plans or Proposals.

(a) Purposes. The information in the Exchange Offer Circular under the headings “Summary Term Sheet and Questions and Answers About the Exchange Offer —Why are you making the Exchange Offer?” and “The Exchange Offer—Reasons for the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Company will retire and cancel the Old Notes exchanged in the Exchange Offer.

(c) Plans. There are no plans, proposals or negotiations that relate to, or would result in:

(1)	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(2)	Any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(3)	Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(4)

Any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5)	Any other material change in the Company’s corporate structure or business;

(6)

Any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

(7)	Any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(8)	The suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

(9)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(10)	Any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source	and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Exchange Offer Circular in the section entitled “Summary of the Exchange Offer — Sources of Payment of the Exchange Offer Consideration,” is incorporated herein by reference. To acquire the maximum amount of Old Notes in the Exchange Offer, the Company will have to pay approximately $273,000 for accrued and unpaid interest on the Old Notes.

(b) Conditions. None.

(d) Borrowed Funds. None.

Item 8. Interest	in Securities of the Subject Company.

(a) Securities Ownership. To the knowledge of the Company, after making reasonable inquiry, none of the Company’s directors, executive officers or any of their affiliates, beneficially own any Old Notes or will be tendering any Old Notes pursuant to the Exchange Offer.

(b) Securities Transactions. To the knowledge of the Company, after making reasonable inquiry, during the 60 days preceding the date of this Schedule TO, none of the Company, its subsidiaries, its affiliates or the executive officers or directors of the Company or any of its subsidiaries has engaged in any transactions in the Old Notes.

Item 9. Persons/Assets,	Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information in the Exchange Offer Circular under the headings “Summary Term Sheet and Questions and Answers About the Exchange Offer—Are you making a recommendation regarding whether I should participate in the Exchange Offer?” and “The Exchange Offer — Payment of Fees and Expenses” is incorporated herein by reference. We will not pay any commission or other remuneration to any broker, dealer, salesperson or other person for soliciting tenders of the Old Notes and no person has been directly or indirectly employed, retained, engaged or otherwise compensated to make solicitations or recommendations in connection with the Exchange Offer.

Item 10. Financial	Statements.

(a) Financial Information.

(1)         The information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 is incorporated herein by reference and can be accessed electronically on the Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov.

(2)         The information set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2011 is incorporated herein by reference and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(3)         The information in the Exchange Offer Circular under the heading “Ratio of Earnings to Fixed Charges” is incorporated by reference.

(4)         The fully diluted book value per share of the common stock as of March 31, 2011 was $5.76.

In addition, the information set forth in the Exchange Offer Circular in the section entitled “Selected Consolidated Financial Information” is incorporated herein by reference.

(b) Pro Forma Information. Not Applicable.

Item 11. Additional	Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	The only regulatory requirements that must be met are those imposed by applicable securities laws and those imposed by the Trust Indenture Act of 1939.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c) Other Material Information. None.

Item 12. Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13. Information	Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2011

INSTITUTIONAL FINANCIAL MARKETS, INC.

By:	/s/ Joseph W. Pooler, Jr.
Joseph W. Pooler, Jr.
Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Exchange Offer Circular dated June 20, 2011 (filed herewith).

(a)(1)(ii)	Letter of Transmittal (filed herewith).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith).

(a)(1)(iv)	Letter to Clients (filed herewith).

(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9 (filed herewith).

(a)(1)(vi)	Press Release, dated June 20, 2011 (filed herewith).

(a)(1)(vii)	Indenture by and between the Company and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit T3C to the Company’s Form T-3 filed with the SEC on June 20, 2011).

(a)(5)(i)

Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 4, 2011).

(a)(5)(ii)	Item 1 of the Company’s Quarterly Report for the quarterly period ended March 31, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2011).

(d)(i)

Indenture, dated as of May 15, 2007, by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 21, 2007).

(d)(ii)	Form of 7.625% Contingent Convertible Senior Notes due 2027 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 21, 2007).

(d)(iii)

Registration Rights Agreement, dated as of May 15, 2007, by and between the Company and RBC Capital Markets Corporation (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 21, 2007).

(d)(iv)

Purchase Agreement, dated as of May 9, 2007, by and between the Company and RBC Capital Markets Corporation (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 10, 2007).